Exhibit 99.1

CAZOO GROUP LTD

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended June 30, 2023

Continuing operations	Notes	Six months ended June 30 2023 £’000	Six months ended June 30 2022 £’000 Restated[1]

Revenue[2]	3	418,562	583,220
Cost of sales		(395,779)	(577,547)
Gross profit		22,783	5,673

Marketing expenses		(18,803)	(37,463)
Selling and distribution expenses		(34,614)	(51,352)
Administrative expenses		(104,661)	(262,235)
Loss from operations		(135,295)	(345,377)

Finance income		2,671	571
Finance expense		(33,009)	(20,165)
Other income and expenses[3]	4	14,378	157,973
Loss before tax		(151,255)	(206,998)

Tax credit	7	-	6,319
Loss for the period from continuing operations		(151,255)	(200,679)

Discontinued operations
Profit/(Loss) after tax from discontinued operations	6	871	(40,779)

Loss for the period		(150,384)	(241,458)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations		(1,987)	4,031

Total comprehensive loss for the period		(152,371)	(237,427)

Earnings per share:
Basic loss per ordinary share[4]		£(3.90)	£(6.36)
Diluted loss per ordinary share[4]		£(3.90)	£(6.36)

Earnings per share from continuing operations:
Basic loss per ordinary share from continuing operations[4]		£(3.92)	£(5.29)
Diluted loss per ordinary share from continuing operations[4]		£(3.92)	£(5.29)

[1]	The H1 2022 reporting period has been restated to show the EU segment as a discontinued operation.
[2]	Revenue excludes £nil of sales where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue (six months ended June 30, 2022: £1.9 million).
[3]	Other income and expenses includes fair value movement in the Convertible Notes, embedded derivative and warrants, and foreign exchange movements.
[4]	The Basic and diluted loss per ordinary share has been adjusted retrospectively for the reverse stock split which became effective on February 8, 2023. See Note 15 for further details on the reverse stock split.

The notes on pages 7 to 19 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at June 30, 2023

		At June 30 2023	At December 31 2022
	Notes	£’000	£’000
Assets
Non-current assets
Property, plant and equipment	8	53,740	122,713
Right-of-use assets	9	95,839	118,814
Intangible assets	10	16,980	16,369
Trade and other receivables		6,018	6,500
		172,577	264,396
Current assets
Inventory		130,119	232,565
Trade and other receivables		31,069	56,259
Cash and cash equivalents	14	194,578	245,879
		355,766	534,703
Assets held for sale		—	65,805
		355,766	600,508
Total assets		528,343	864,904

Liabilities
Current liabilities
Trade and other payables		55,190	68,201
Loans and borrowings	11	84,137	178,084
Convertible Notes and embedded derivative	12	1,248	1,301
Lease liabilities	9	17,972	28,596
Provisions	13	9,436	26,538
		167,983	302,720
Liabilities directly associated with the assets held for sale		—	39,602
		167,983	342,322
Non-current liabilities
Loans and borrowings	11	2,338	4,113
Convertible Notes and embedded derivative	12	354,147	347,739
Warrants	12	16	515
Lease liabilities	9	76,056	88,864
Provisions	13	5,736	8,752
Deferred tax		—	—
		438,293	449,983
Total liabilities		606,276	792,305
Net (liabilities)/assets		(77,933)	72,599

Share capital	15	55	55
Share premium		925,637	925,637
Merger reserve		420,834	420,834
Retained earnings		(1,427,344)	(1,278,799)
Foreign currency translation reserve		2,885	4,872
Total equity		(77,933)	72,599

The notes on pages 7 to 19 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2023

		Share capital	Share premium	Merger reserve	Retained earnings	Foreign currency translation reserve	Total equity
	Notes	£’000	£’000	£’000	£’000	£’000	£’000

At January 1, 2023		55	925,637	420,834	(1,278,799)	4,872	72,599

Comprehensive loss for the period
Loss for the period		—	—	—	(150,384)	—	(150,384)
Other comprehensive income		—	—	—	—	(1,987)	(1,987)

Total comprehensive loss		—	—	—	(150,384)	(1,987)	(152,371)

Contributions by and distributions to owners
Share-based payments	15	—	—	—	1,839	—	1,839
Taxation recognized directly in equity		—	—	—	—	—	—

At June 30, 2023		55	925,637	420,834	(1,427,344)	2,885	(77,933)

The notes on pages 7 to 19 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2022

		Share capital	Share premium	Merger reserve	Retained earnings	Foreign currency translation reserve	Total equity
	Notes	£’000	£’000	£’000	£’000	£’000	£’000

At January 1, 2022		55	902,586	420,834	(611,209)	(1,577)	710,689

Comprehensive loss for the period
Loss for the period		—	—	—	(241,458)	—	(241,458)
Other comprehensive income		—	—	—	—	4,031	4,031

Total comprehensive loss		—	—	—	(241,458)	4,031	(237,427)

Contributions by and distributions to owners
Acquisition of subsidiaries		—	23,051	—	—	—	23,051
Share-based payments	15	—	—	—	34,590	—	34,590
Taxation recognized directly in equity		—	—	—	(7,426)	—	(7,426)

At June 30, 2022		55	925,637	420,834	(825,503)	2,454	523,477

The notes on pages 7 to 19 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended June 30, 2023

	Notes	Six months ended June 30 2023 £’000	Six months ended June 30 2022 £’000
Cash flows from operating activities
Loss for the period from continuing operations		(151,255)	(197,133)
Gain/(Loss) for the period from discontinued operations		871	(44,325)

Adjustments for:
Depreciation and impairment of property, plant and equipment and right-of-use assets		38,319	26,552
Amortization and impairment of intangible assets		3,642	142,146
Finance income		(2,671)	(571)
Finance expense		32,703	22,606
Share-based payment expense	15	1,881	35,096
Fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements	4	(14,378)	(157,973)
Tax credit		—	(9,865)
Fair value adjustments		252	—
Loss on disposal of property, plant and equipment		3,263	—
Gain on lease terminations		(2,042)	—
Loss on sale of discontinued operations		6,278	—
(Decrease)/Increase in provisions		(23,045)	5,679
		(106,182)	(177,788)

Movements in working capital:
Decrease/(Increase) in trade and other receivables		26,984	(20,988)
Decrease/(Increase) in inventory		136,593	(8,125)
Decrease/(Increase) in subscription vehicles		1,464	(62,001)
(Decrease)/Increase in trade and other payables		(16,365)	54,353
Total working capital movements		148,676	(36,761)

Other cash flows from operating activities:
Interest received		2,671	571
Tax credit received		112	—
Net cash from/(used in) operating activities		45,277	(213,978)

Cash flows from investing activities:
Purchases of property, plant and equipment	8	(936)	(18,677)
Disposals of property, plant and equipment	8	1,633	—
Purchases and development of intangible assets		(4,253)	(14,973)
Acquisition of subsidiaries, net of cash acquired		—	(34,121)
Disposal of discontinued operations, net of cash disposed of	6	19,247	—
Proceeds from sale and leasebacks		—	12,686
Proceeds from lease modifications		—	5,520
Net cash from/(used in) investing activities		15,691	(49,565)

Cash flows from financing activities:
Net proceeds from Convertible Notes		—	460,021
Proceeds from stocking loans		321,729	600,557
Repayment of stocking loans		(400,971)	(569,116)
Proceeds from subscription facilities		—	33,035
Repayment of subscription facilities		(21,669)	(35,430)
Repayment of secured asset financing, bank loans and mortgages		(2,260)	(3,334)
Interest paid on loans and borrowings		(8,582)	(7,518)
Lease payments		(10,404)	(14,294)
Excess proceeds above fair value from sale and leasebacks		—	1,086
Net cash (used in)/from financing activities		(122,157)	465,007

Net (decrease)/increase in cash and cash equivalents		(61,189)	201,464
Cash and cash equivalents at the beginning of the period		258,321	192,629
Net foreign exchange difference		(2,554)	7,105
Cash and cash equivalents at the end of the period	14	194,578	401,198

The notes on pages 7 to 19 form part of these financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the six months ended June 30, 2023

1. Reporting entity

Cazoo Group Ltd (the “Company”) is an exempted company incorporated under the laws of the Cayman Islands on March 24, 2021. The Company’s registered office is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company’s principal executive office is at 41 Chalton Street, London, NW1 1JD, United Kingdom. The Group’s principal activity is the operation of an e-commerce platform for buying and selling used cars.

The unaudited condensed consolidated interim financial statements incorporate the accounts of the Company and entities controlled by the Company (“its subsidiaries”). The term “Group” means Cazoo Group Ltd and its subsidiaries.

2. Basis of preparation

The unaudited condensed consolidated interim financial statements for the six months ended June 30, 2023 have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The unaudited condensed consolidated interim financial statements do not include all the information and disclosures required in the annual consolidated financial statements. Accordingly, this report should be read in conjunction with the Group’s annual report on Form 20-F for the year ended December 31, 2022.

Except as described in Note 2.2. below, the accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2022.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

2. Basis of preparation (continued)

2.1 Going concern

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

On January 18, 2023 the Company announced its revised 2023 plan (the “Revised 2023 Plan”), which aims to improve the unit economics of the business. The Group has implemented the Revised 2023 Plan during the six months ended June 30, 2023, and in the course of the first half of the year, the Group has closed certain of its vehicle preparation centers, customer centers, offices and has made significant headcount reductions. In accordance with the Revised 2023 Plan, the Group has focused on improving unit economics, reducing its fixed cost base and maximizing its cash runway. This has resulted in a significant improvement in retail gross profit per unit to £1,106 for the six months ended June 30, 2023. The Group has completed headcount and operational footprint rightsizing as part of the Revised 2023 Plan. These actions have delivered a reduction in the Group’s cash consumption during the six months ended June 30, 2023.

For the going concern assessment, the Group has prepared a five-year plan which extends the Revised 2023 Plan through to 2027 (the “Five-Year Plan”). The Five-Year Plan includes actions to increase liquidity such as reduced fixed costs, the sale and leaseback of owned property and a reduction in inventory. The base case scenario has a forecast cash balance of around £70 million at August 31, 2024, the date looked at from a going concern perspective.

There are certain inherent uncertainties in forecasting operating performance, including gross profit margin. In assessing the appropriateness of the going concern assumption, management of the Group (“Management”) has assessed the probability of achieving the budget and the impact if this is not achieved. To do so Management developed a severe but plausible downside scenario to the above base case, whereby the most sensitive assumptions have been flexed. These include limiting average gross profit margin for the whole of the period to 6.5%, increasing overhead costs by £1 million per month, and reducing the proceeds from the remaining planned sale and leaseback transactions by 50%. The business works with three lenders and as at the date of this report has total available stocking facilities of £130 million, of which £82 million was utilized at June 30, 2023. The stocking facilities have no fixed end date and are subject to annual review. There are no financial covenants attached to these facilities but certain of these facilities have triggers to revise the loan-to-value terms if cash falls below a certain level. While cash would fall below the trigger levels in the severe but plausible downside scenario, inventory financing could be moved to those lenders without triggers and the revised terms are only implemented gradually over time. Therefore, the impact on the Group’s cash flows is not significant during the going concern period.

The severe but plausible downside scenario pre mitigations results in a positive cash position but it would be below target minimum liquidity. However, Management has the following actions available to mitigate this: reducing discretionary marketing spend, capital expenditure, headcount, reducing inventory levels further, and raising external finance. While Management is confident that the base case scenario provides adequate liquidity for the Group through to August 31, 2024, the ability of the Group to satisfy its current liabilities and maintain sufficient daily liquidity is dependent on successful execution of that plan, including actions which have not yet been implemented.

Therefore, the severe but plausible downside scenario, which adjusts for certain inherent uncertainties in forecasting operating performance, including gross profit margin and the status of implementing those plans described above, raises substantial doubt about the Group’s ability to continue as a going concern. Management’s plans to mitigate the downside scenario adjustments that raise substantial doubt regarding the Group’s ability to continue as a going concern cannot be guaranteed or are not entirely within the Company’s control and therefore cannot be considered probable.

In addition to the factors set out above, Management also considered the Group’s debt in the form of its 2.00% Convertible Senior Notes due 2027 (the “Convertible Notes”) which bear regular interest at a fixed rate of 2.00% per year. Holders of the Convertible Notes have the right to require the Company to repurchase for cash all or a portion of their Convertible Notes at 100% of their principal amount, plus any accrued and unpaid interest, upon the occurrence of a Fundamental Change, which includes, among other things, if the Company’s Class A ordinary shares cease to be listed on the New York Stock Exchange (“NYSE”), (as defined in the Indenture, dated February 16, 2022, between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Indenture”)).

The accompanying unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business and the Group maintaining a listing on the NYSE. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

2. Basis of preparation (continued)

2.2 New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2022, except for the adoption of new standards effective as of January 1, 2023. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The Group has adopted International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12 upon their release on May 23, 2023 which is effective immediately, and will be required for the year ending December 31, 2023. The amendments provide a temporary mandatory exception from accounting for deferred tax in relation to the top-up tax and the deferred tax disclosures.

Several amendments apply for the first time in 2023, but do not have an impact on the unaudited condensed consolidated interim financial statements of the Group:

●	IFRS 17 Insurance Contracts

●	Definition of Accounting Estimates - Amendments to IAS 8

●	Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

3. Revenue

3.1 Disaggregated revenue information

The following is an analysis of the Group’s revenue for the period from continuing operations.

	Six months ended June 30 2023 £’000	Six months ended June 30 2022 £’000
Type of goods or services
Retail[1]	376,386	497,790
Wholesale	35,984	68,888
Other sales[1]	6,192	16,542
	418,562	583,220

Timing of revenue recognition
Goods and services transferred at a point in time	413,561	575,225
Goods and services transferred over time	5,001	7,995
	418,562	583,220

[1]	Retail includes the aggregate retail sales price and ancillary products (including financing commission, warranty commission, paint protection and any add-ons), together with delivery charges and admin fees, from all vehicles sold through the Group’s retail channel in the year. Ancillary revenues were previously presented in “Other sales”. The comparatives for the six months ended June 30, 2022 have been restated for consistency (ancillary revenues were £17.5 million for the six months ended June 30, 2022).

3.2 Contract balances

Revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the period end is summarized as below.

	At June 30, 2023 £’000	At December 31, 2022 £’000

Undelivered vehicles and service plans	18,853	19,374

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

4. Other income and expenses

	Six months ended June 30 2023 £’000	Six months ended June 30 2022 £’000

Fair value movement in the Convertible Notes and embedded derivative	(226)	168,085
Fair value movement in the warrants	478	41,840
Foreign exchange movements	14,126	(51,952)
	14,378	157,973

5. Segment information

Revenue recognized from continuing operations has arisen entirely within the UK (six months ended June 30, 2022: all UK).

The following table presents the Group’s non-current assets by geographic location.

	At June 30 2023 £’000	At December 31 2022 £’000
Non-current assets
UK	172,531	262,541
EU	46	1,855
Total	172,577	264,396

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

6. Discontinued operations and disposals

At December 31, 2022, the EU segment was classified as a discontinued operation following the decision to winddown our operations in mainland Europe. The German subscription business, Cluno GmbH, was previously classified as a disposal group held for sale. On May 15, 2023, the Group completed the sale of Cluno GmbH for £21.2 million, resulting in a loss on sale of £7.0 million due to movements between December 31, 2022 and completion.

Results of discontinued operations

	Six months ended June 30 2023 £’000	Six months ended June 30 2022 £’000

Revenue	8,925	44,648
Expenses	(771)	(86,532)
Profit/(Loss) from operations	8,154	(41,884)

Finance expense	(306)	(2,441)
Loss on sale of discontinued operations	(6,977)	—
Profit/(Loss) before tax from discontinued operations	871	(44,325)

Tax credit	-	3,546

Profit/(Loss) for the year from discontinued operations	871	(40,779)

Earnings per share:
Basic loss per ordinary share from discontinued operations	£0.02	£(1.07)
Diluted loss per ordinary share from discontinued operations	£0.02	£(1.07)

Net cash flows from/(used in) discontinued operations:
Operating	(4,038)	(60,524)
Investing	18,536	(63,919)
Financing	(7,780)	13,600

Net cash inflow/(outflow)	6,718	(110,843)

As Cluno GmbH was sold prior to June 30, 2023, the assets and liabilities previously classified as held for sale are no longer included in the statement of financial position.

Effect of disposal on the financial position of the Group of assets and liabilities held for sale

£’000

Assets held for sale	52,971
Liabilities associated with assets held for sale	(24,760)

Net assets and liabilities disposed of	28,211

Consideration received, satisfied in cash	21,234
Cash and cash equivalents disposed of	(2,680)
Net cash inflow	18,554

The table above shows the impact of the disposal of Cluno GmbH on the financial position of the Group.

On February 22, 2023, the Group also sold its third-party data platform, UK Vehicle Limited (“Cazana”), resulting in a gain on sale of £0.7 million.

The total net cash inflow arising from both the disposal of Cluno GmbH and Cazana was £19.2 million.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

7. Taxation

The major components of income tax credit in the interim condensed consolidated statement of profit or loss are:

	Six months ended June 30 2023 £’000	Six months ended June 30 2022 £’000

Current income tax expense	—	—
Deferred income tax credit relating to origination and reversal of temporary differences	—	6,319
Income tax credit recognized in statement of profit or loss	—	6,319

8. Property, plant and equipment

During the six months ended June 30, 2023, property, plant and equipment decreased by £69.0 million from £122.7 million at December 31, 2022 to £53.7 million at June 30, 2023 primarily due to the transfer of £34.0 million of owned subscription vehicles from property, plant and equipment into inventory to be made available for sale as part of the wind-down of the subscription business.  The Group also recognized a non-cash impairment of £16.3 million relating to leasehold improvements and fixtures and fittings and at sites that have now been vacated as part of the Revised 2023 Plan.

In addition, during the six months ended June 30, 2023, the Group acquired property, plant and equipment with a cost of £0.9 million (six months ended June 30, 2022: £18.7 million) and assets (other than those classified as held for sale) with a net book value of £4.9 million were disposed of by the Group during the six months ended June 30, 2023 (six months ended June 30, 2022: £nil), resulting in a net loss on disposal of £3.3 million in continuing operations (six months ended June 30, 2022: £nil).

The remainder of the movement in property plant and equipment relates to depreciation of £13.9 million (six months ended June 30,2022: £15.0 million).

9. Right-of-use assets and lease liabilities

During the six months ended June 30, 2023, right-of-use assets has decreased by £23.0 million from £118.8 million at December 31, 2022 to £95.8 million at June 30, 2023 primarily due to the disposal of £14.8 million of properties and transporters as part of the Revised 2023 Plan (six months ended June 30, 2022: £nil). The disposals of right-of-use assets was accompanied by the termination of £16.5 million of associated lease liabilities (six months ended June 30, 2022: £nil).

The loss recognized on termination of the leases in continuing operations for the six month period to June 30, 2023 was £0.8 million (six months ended June 30, 2022: £nil) after the movement of associated provisions.

The remainder of the movement in right-of-use assets relates to depreciation of £8.0 million (six months ended June 30, 2022: £11.5 million) and foreign exchange.

10. Intangible assets

The Group performs its annual impairment test in December and when circumstances indicate that the carrying value may be impaired. The UK cash-generating unit (“CGU”) does not have any goodwill following the impairment loss recognized in the year ended December 31, 2022. During the six months ended June 30, 2023, there have been no reversals of the impairment loss previously recognized for intangible assets. At June 30, 2023, the UK CGU was not tested for impairment because there were no indicators of impairment.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

11. Loans and borrowings

The book value of loans and borrowings are as follows:

	At June 30 2023 £’000	At December 31 2022 £’000
Current
Stocking loans	82,350	161,592
Subscription facilities	763	14,983
Secured asset financing	1,024	1,479
Bank loans	-	30
	84,137	178,084
Non-current
Secured asset financing	2,338	4,113
	2,338	4,113
Total loans and borrowings	86,475	182,197

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

12. Financial instruments

12.1 Financial assets

Set out below is an overview of financial assets, other than cash and short-term deposits, held by the Group as at June 30, 2023 and December 31, 2022:

	At June 30 2023 £’000	At December 31 2022 £’000
Financial assets at amortized cost
Trade receivables	18,888	24,475
Contract assets	263	248
Lease deposits	4,356	5,664
	23,507	30,387

Current	19,151	24,723
Non-current	4,356	5,664

12.2 Financial liabilities

Set out below is an overview of financial liabilities held by the Group as at June 30, 2023 and December 31, 2022:

Financial liabilities: Interest-bearing loans and borrowings

			At June 30 2023	At December 31 2022
	Interest rate %	Maturity	£’000	£’000
Current
Convertible Notes	2%	Within one year	1,248	1,301
Stocking loans	Base rate + 0.5% – 2%	On earlier of sale or 180 days	82,350	161,592
Subscription facilities	Base rate + 1.7%	Within one year	763	14,983
Secured asset financing	3% – 12%	Within one year	1,024	1,479
Bank loans		Within one year	—	30
Lease liabilities	1% – 13%	Within one year	17,972	28,596
			103,357	207,981

Non-current
Convertible Notes	2%	2027	275,169	265,631
Secured asset financing	3% – 12%	2026 – 2027	2,338	4,113
Lease liabilities	1% – 13%	2024 – 2042	76,056	88,864
			353,563	358,608

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

12. Financial instruments (continued)

12.2 Financial liabilities (continued)

Other financial liabilities

	At June 30 2023	At December 31 2022
	£’000	£’000
Financial liabilities at fair value through profit or loss
Warrants	16	515
Embedded derivative	78,978	82,108
	78,994	82,623

Current	—	—
Non-current	78,994	82,623

12.3 Fair value

Management assessed that the fair value of trade receivables, other receivables, stocking loans, subscription facilities, secured asset financing and trade and other payables approximate their carrying value due to the short-term maturities of these instruments.

The fair value of trade receivables, other receivables, stocking loans, subscription facilities, secured asset financing and trade and other payables has been measured using Level 3 valuation inputs.

Warrants are classified as Level 3 due to the use of unobservable inputs. The fair value is determined using a Black-Scholes model.

The public warrants are classified as Level 3 due to the use of unobservable inputs. The fair value is determined using a Binomial Lattice model. The public warrants were previously classified as Level 1 as at December 31, 2022 with a fair value of £0.2 million. However, they were transferred into Level 3 during the six months ended June 30, 2023 following the suspension in trading of the public warrants by the NYSE on January 3, 2023.

The embedded derivative of the Convertible Notes is classified as Level 3 due to the use of unobservable inputs. The fair value is determined using a Monte-Carlo simulation to model the conversion, redemption and repayment premium features.

The following table provides the fair value measurement hierarchy of the Group’s financial assets and financial liabilities as at June 30, 2023:

	Level 1	Level 2	Level 3	Total
At June 30, 2023	£’000	£’000	£’000	£’000
Warrants	—	—	16	16
Embedded derivative	—	—	78,978	78,978
	—	—	78,994	78,994

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

12. Financial instruments (continued)

12.3 Fair value (continued)

The following information is relevant in the determination of fair value of the warrants and the embedded derivative at June 30, 2023:

	Warrants	Embedded derivative

Expected term (years)	7	4
Expected volatility	81.1%	79.6%
Dividend yield	Nil	Nil
Risk free interest rate	4.08%	4.38%

Reconciliation of fair values

The fair value movements are set out as follows:

	Warrants	Embedded derivative	Total
	£’000	£’000	£’000
At January 1, 2023	515	82,108	82,623

Fair value movement	(478)	226	(252)
Foreign exchange movements	(21)	(3,356)	(3,377)
At June 30, 2023	16	78,978	78,994

The fair value decrease and foreign exchange movements is recognized in the statement of profit or loss within other income and expenses.

Sensitivity analysis

For the warrants, a 100 basis point increase in the expected volatility rate would increase the fair value by £0.0 million.

For the embedded derivative, a 100 basis point increase in the credit spread would decrease the fair value by £76.6 million.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

13. Provisions

	Dilapidation	Restructuring	Other	Total
	£’000	£’000	£’000	£’000

At January 1, 2023	8,752	24,698	1,840	35,290
Recognized during the period	1,499	200	—	1,699
Utilized during the period	(241)	(8,804)	(285)	(9,330)
Reversed during the period	(1,995)	(9,258)	(1,061)	(12,314)
FX revaluation	—	(173)	—	(173)
At June 30, 2023	8,015	6,663	494	15,172

Current	2,279	6,663	494	9,436
Non-current	5,736	—	—	5,736

The dilapidation provisions relate to the expected reinstatement costs of leased office buildings, vehicle preparation centers, customer centers and vehicles back to the conditions required by the lease. Cash outflows associated with the dilapidation provisions are to be incurred at the end of the relevant lease term, between 4 and 19 years.

The restructuring provision relates to actions being undertaken as part of the Business Realignment Plan announced on June 7, 2022, the winddown of operations in Europe announced in September 2022 and the Revised 2023 Plan (together the “Revised Business Plans”). Cash outflows associated with the restructuring provision are to be incurred within 12 months.

The decrease in the restructuring provision relates to redundancy payments and sponsorship payments made by the group during the six months ended June 30, 2023 and the reversals of amounts no longer required primarily due to better than expected exit terms being negotiated for sponsorships and other contracts.

14. Cash and cash equivalents

	At June 30 2023	At December 31 2022
	£’000	£’000
Cash at bank available on demand	171,812	179,817
Cash held in short-term deposit accounts	22,766	66,062
Cash and cash equivalents in the statement of financial position	194,578	245,879
Cash at bank and short-term deposits within assets held for sale	—	12,442
Cash and cash equivalents in the statement of cash flows	194,578	258,321

15. Equity and Share-based payments

Share capital

On February 7, 2023, the Group announced the consolidation of the Company’s issued and unissued share capital, par value $0.0001 per share, at a ratio of 1-for-20 (the “reverse stock split”), as well as an increase in share capital (the “share increase”). After giving effect to the reverse stock split and the share increase the Company’s authorized share capital was US$435,500, divided into 165,000,000 Class A ordinary shares of a par value of US$0.002 each (the “Class A Shares”), 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each. The reverse stock split and the share increase were approved by Cazoo’s shareholders at the extraordinary general meeting of shareholders held on February 7, 2023 with over 95% of those voting giving approval for all proposals. The reverse stock split became effective at 4:05 p.m. (ET) on February 8, 2023.

As a result of the reverse stock split, the number of Class A Shares issuable upon exercise of the Company’s (i) private warrants and (ii) public warrants was reduced at a ratio of 1-for-20, so that each warrant entitles a holder to purchase one twentieth (1/20th) of a Class A Share. The exercise price of each warrant was increased to $230.00 per share.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended June 30, 2023

15. Equity and Share-based payments (continued)

In addition, as a result of the reverse stock split, the number of Class A Shares issuable upon conversion of the Convertible Notes was reduced at a ratio of 1-for-20. Pursuant to and in accordance with the terms of the Indenture governing the Convertible Notes, the conversion rate of the Convertible Notes was reduced from 200 Class A Shares per $1,000 principal amount of Convertible Notes to 10 Class A Shares per $1,000 principal amount of Convertible Notes.

As at June 30, 2023, Cazoo had 38,764,228 Class A Shares outstanding (December 31, 2022: 768,797,693 Class A Shares outstanding not adjusted for the reverse stock split and 38,439,885 Class A Shares outstanding adjusted for reverse stock split).

Share-based payments charge

For the six months ended June 30, 2023, the Group recognized a net share-based payment charge of £1.8 million in the statement of profit or loss (six months ended June 30, 2022: £35.1 million). The Group also recognized a reversal of the share-based payment charge of £8.1m relating to the cancellation of shares by forfeiture.

The following movements in the share-based payments reserve (included in retained earnings) occurred during the period ended June 30, 2023:

£’000
At January 1, 2023	89,434
Adjustment to forfeiture rate	(2,156)
Share based payment charge – Incentive Equity Plan	12,026
Share based payment charge – SAYE scheme	93
Shares cancelled by forfeiture	(8,124)
At June 30, 2023	91,273

The following options were granted during the six months ended June 30, 2023:

Scheme	Number	Grant date	Expiry date
Incentive Equity Plan	335,456	01/01/2023	01/01/2033
Incentive Equity Plan – Executive Directors	786,668	01/01/2023	01/01/2033
Incentive Equity Plan	112,150	01/04/2023	01/04/2033

Employee share option fair value assessment

The following information is relevant in the determination of fair value of the employee share options granted during the six months ended June 30, 2023:

	Incentive Equity Plan[1]		Incentive Equity Plan – Executive Directors

Exercise price	£	Nil	£	Nil
Expected volatility		N/A		83.1%
Dividend yield		Nil		Nil
Risk free interest rate		N/A		3.74%
Fair value per share[1]		£1.98–2.73		£3.39 – 4.64

[1]	Considering that the Incentive Equity Plan awards vest over time without any further restrictions, the fair value is equal to the Company’s closing stock price as of the grant date.

The number of options outstanding as at June 30, 2023 was 3,667,396 (December 31, 2022: 3,152,072). The share option numbers give effect to the reverse stock split which became effective on February 8, 2023.

As a result of the reverse 1-for-20 stock split, the fair value of share options has been multiplied by a factor of 20. By making these adjustments, the fair value of the employees share options is maintained following the share split.

16. Events after the reporting date

In July 2023, the Group completed the sale of two of its vacated, freehold properties for proceeds of £7.8 million excluding VAT.

With effect from August 10, 2023 the Group reduced its stocking facilities from £180 million to £130 million.

17. Related party transactions

No reportable related party transactions occurred during the six months ended June 30, 2023 or 2022 other than the remuneration of key management personnel.